SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2005

Commission File Number : 1-14118

PRESS RELEASE #11/05

QUEBECOR WORLD  –  OUTLOOK FOR 2005

        QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                Form 20-F                                         Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

October 21, 2005                                                                                                                                   10/05

For immediate release                                                                                                                     page 1 of 2

QUEBECOR WORLD  –  OUTLOOK FOR 2005

Montréal, Canada – Quebecor World Inc. (NYSE, TSX: IQW.SV) announced today that earnings per share in the third and fourth quarter of 2005, before impairment of assets, restructuring and other charges, will be lower than in the same periods last year and below current market expectations. More specifically, Quebecor World's management team anticipates earnings per share will be in the range of $0.25-to-$0.30 for the third quarter of 2005, before impairment of assets, restructuring and other charges.

The lower results are explained by challenging market conditions, especially with regard to pricing and rising energy costs, as well as by continued underperformance of the Company's operations in France and the United Kingdom.

In order to address the situation, the Company is implementing a retooling program of its manufacturing platform that will improve its competitiveness and reduce its cost base.

The North American plan announced in the summer of 2004 is currently under way and on schedule. The first group of new web offset presses, equipped with the latest technology, is currently being installed in facilities in Merced, CA, Dallas, TX, Jonesboro, AK and Versailles, KY. This and additional state-of-the-art equipment will improve operational efficiency, make the Company more competitive and better able to win and service the print requirements of the world's leading publishers and retailers.

In Europe, the Company will announce a similar retooling plan in the first quarter of 2006. The Company intends to rapidly implement this plan that will improve its competitive position in Europe.

Quebecor World will release third quarter results on November 1st, 2005.

For immediate release                                                                                                                                                             Page 2 of 2

Quebecor World Inc. (NYSE: IQW, TSX: IQW.SV) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include Magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. The Company has approximately 34,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For further Information contact:
Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070	Philippe Cloutier Director, Finance and Investor Relations Quebecor World Inc. (514) 877-5147 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Marie-É. Chlumecky

Name:   Marie-É. Chlumecky
Title:      Assistant Secretary

Date:     October 21, 2005